l:\mfadmin\gmo\secfil\nsar\9808data\attach.doc
             Attachment filed in response to Form N-SAR Sub-Item 77D


Domestic Bond Fund, U.S. Bond/Global Alpha A, U.S. Bond/Global Alpha B, International Bond , Currency Hedged International Bond, Global Bond, Emerging Country Debt and Inflation Indexed Bond Funds The following language was added to the Investment Objectives and Policies section of the GMO Trust Prospectus dated June 30, 1998: "Each of the Domestic Bond, U.S. Bond/Global Alpha A, U.S. Bond/Global Alpha B, International Bond, Currency Hedged International Bond, Global Bond, Emerging Country Debt and Inflation Indexed Bond Funds may invest up to 10% of its total assets in high quality money market instruments such as securities issued by the U.S. government and agencies thereof, bankers' acceptances, commercial paper, and bank certificates of deposit."